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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                                TRUEYOU.COM, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    897876108
                               ------------------
                                 (CUSIP Number)

                                Edward R. Mandell
                              Troutman Sanders LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6163
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2005
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897876108                     13D                   Page 2 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        FCPR L Capital, represented by L. Capital Management SAS
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       France
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        113,226,643(2)
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      119,816,325(3)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,042,968(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------
(1) Consists of (i) 11,322.6643 shares of Series B Preferred Stock, par value $0.0001 per share ("Series B Preferred Stock"), which are convertible into 113,226,643 shares of Common Stock, par value $0.001 per share ("Common Stock"), beneficially owned by the Reporting Person and (ii) 11,981.6325 shares of Series B Preferred Stock, which are convertible into 119,816,325 shares of Common Stock, beneficially owned by others that are subject to an Amended and Restated Securityholders Agreement dated December 20, 2005, among Richard Rakowski, Andrew D. Lipman, Clarice Webb, Claudine Singer, Darrin Prescott, Michael Paley, Daniel D. Witcher, Patricia Mackey, Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust, Thomas C. Kidd Trust, Seapine Investments, LLC, DeBiasi Family Limited Partnership, Sand Dollar Partners, L.P. (collectively, the "KCO Affiliates") and FCPR L Capital, represented by L. Capital Management SAS ("L Capital") (the "Securityholders Agreement"), as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 11,322.6643 shares of Series B Preferred Stock, which are convertible into 113,226,643 shares of Common Stock.

(3) Consists of 119,816,325 shares owned by the KCO Affiliates. Pursuant to the Securityholders Agreement, the ability of the KCO Affiliates to dispose of their shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 3 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Seapine Investments, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Connecticut
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      91,075,998(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        236,272,855(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.3%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------
(1) Consists of (i) 8,784.6111 shares of Series B Preferred Stock, which are convertible into 87,846,111 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 14,519.6857 shares of Series B Preferred Stock, which are convertible into 145,196,857 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 8,784.6111 shares of Series B Preferred Stock, which are convertible into 87,846,111 shares of Common Stock, and a warrant to purchase
322.9887 shares of Series B Preferred Stock, which are convertible into 3,229,887 shares of Common Stock. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 8,784.6111 shares of Series B Preferred Stock, which are convertible into 87,846,111 shares of Common Stock, and a warrant to purchase
322.9887 shares of Series B Preferred Stock, which are convertible into 3,229,887 shares of Common Stock, beneficially owned by the Reporting Person and
(ii) 14,519.6857 shares of Series B Preferred Stock, which are convertible into 145,196,857 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 4 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Andrew D. Lipman
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      6,910,364(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,288,028(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Consists of (i) 597.5113 shares of Series B preferred stock owned by the Lipman Family Limited Partnership, which are convertible into 5,975,113 shares of Common Stock, (ii) 69.0191 shares of Series B Preferred Stock, which are convertible into 690,191 shares of Common Stock, beneficially owned by the Reporting Person, and (iii) 22,637.7664 shares of Series B Preferred Stock, which are convertible into 226,377,664 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of (i) 597.5113 shares of Series B preferred stock owned by the Lipman Family Limited Partnership, which are convertible into 5,975,113 shares of Common Stock and (ii) 69.0191 shares of Series B Preferred Stock, which are convertible into 690,191 shares of Common Stock and a warrant to purchase
24.5060 shares of Series B Preferred Stock, which are convertible into 245,060 shares of Common Stock, owned by the Reporting Person. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 597.5113 shares of Series B preferred stock owned by the Lipman Family Limited Partnership, which are convertible into 5,975,113 shares of Common Stock, (ii) 69.0191 shares of Series B Preferred Stock, which are convertible into 690,191 shares of Common Stock, and a warrant to purchase
24.5060 shares of Series B preferred stock, which are convertible into 245,060 shares of Common Stock, beneficially owned by the Reporting Person, and (iii) 22,637.7664 shares of Series B Preferred Stock, which are convertible into 226,377,664 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 5 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Catherine M. Kidd Grantor Trust
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Connecticut
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      6,439,817(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,271,346(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------
(1) Consists of (i) 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 22,683.1529 shares of Series B Preferred Stock, which are convertible into 226,831,529 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, and a warrant to purchase
22.8378 shares of Series B Preferred Stock, which are convertible into 228,378 shares of Common Stock beneficially owned by the Reporting Person. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, and a warrant to purchase
22.8378 shares of Series B Preferred Stock, which are convertible into 228,378 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 22,683.1529 shares of Series B Preferred Stock, which are convertible into 226,831,529 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 6 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Cara E. Kidd Trust
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Connecticut
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      6,439,817(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,271,346(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------
(1) Consists of (i) 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 22,683.1529 shares of Series B Preferred Stock, which are convertible into 226,831,529 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, and a warrant to purchase
22.8378 shares of Series B Preferred Stock, which are convertible into 228,378 shares of Common Stock beneficially owned by the Reporting Person. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.".

(3) Consists of (i) 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, and a warrant to purchase
22.8378 shares of Series B Preferred Stock, which are convertible into 228,378 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 22,683.1529 shares of Series B Preferred Stock, which are convertible into 226,831,529 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 7 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Thomas C. Kidd Trust
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Connecticut
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      6,439,817(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,271,346(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------
(1) Consists of (i) 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 22,683.1529 shares of Series B Preferred Stock, which are convertible into 226,831,529 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, and a warrant to purchase
22.8378 shares of Series B Preferred Stock, which are convertible into 228,378 shares of Common Stock beneficially owned by the Reporting Person. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 621.1439 shares of Series B Preferred Stock, which are convertible into 6,211,439 shares of Common Stock, and a warrant to purchase
22.8378 shares of Series B Preferred Stock, which are convertible into 228,378 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 22,683.1529 shares of Series B Preferred Stock, which are convertible into 226,831,529 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 8 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Sand Dollar Partners, L.P.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      2,435,235(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,042,968(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(3)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Consists of (i) 243.5235 shares of Series B Preferred Stock, which are convertible into 2,435,235 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,060.7733 shares of Series B Preferred Stock, which are convertible into 230,607,733 shares of Common Stock beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2)  Consists  of  243.5235  shares  of  Series B  Preferred  Stock,  which  are convertible into 2,435,235 shares of Common Stock. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 9 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Richard Rakowski
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      2,074,149(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,116,527(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Consists of (i) 200.0590 shares of Series B Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"), which are convertible into 2,000,590 shares of Common Stock, par value $0.001 per share ("Common Stock"), beneficially owned by the Reporting Person and (ii) 23,104.2378 shares of Series B Preferred Stock, which are convertible into 231,042,378 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 200.5090 shares of Series B Preferred Stock, which are convertible into 2,000,590 shares of Common Stock, and a warrant to purchase
7.3559 shares of Series B Common Stock, which are convertible into 73,559 shares of Common Stock, beneficially owned by the Reporting Person. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 200.0590 shares of Series B Preferred Stock, which are convertible into 2,000,590 shares of Common Stock, and a warrant to purchase
7.3559 shares of Series B Preferred Stock, which are convertible into 73,559 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,104.2378 shares of Series B Preferred Stock, which are convertible into 231,042,378 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                  Page 10 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        DeBiasi Family Limited Partnership
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Georgia
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      1,196,647(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,042,968(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(3)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------
(1) Consists of (i) 119.6647 shares of Series B Preferred Stock, which are convertible into 1,196,647 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,184.6321 shares of Series B Preferred Stock, which are convertible into 231,846,321 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 119.6647 shares of class B Common Stock, which are convertible into 1,196,647 shares of Common Stock. Pursuant to the Securityholders
Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                  Page 11 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Clarice Webb
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      330,479(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,054,684(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Consists of (i) 31.8763 shares of Series B Preferred Stock, which are convertible into 318,763 shares of Common Stock, beneficially owned by the Reporting Person, and (ii) 23,272.4205 shares of Series B Preferred Stock, which are convertible into 232,724,205 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of (i) 31.8763 shares of Series B Preferred Stock, which are convertible into 318,763 shares of Common Stock, and a warrant to purchase
1.1716 shares of Series B Preferred Stock, which are convertible into 11,716 shares of Common Stock. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 31.8763 shares of Series B Preferred Stock, which are convertible into 318,763 shares of Common Stock, and a warrant to purchase
1.1716 shares of Series B Preferred Stock, which are convertible into 11,716 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,272.4205 shares of Series B Preferred Stock, which are convertible into 232,724,205 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                  Page 12 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Claudine Singer
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      175,483(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,049,190(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Consists of (i) 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,287.3707 shares of Series B Preferred Stock, which are convertible into 232,873,707 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, and a warrant to purchase
0.6222 shares of Series B Preferred Stock, which are convertible into 6,222 shares of Common Stock. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, and a warrant to purchase
0.6222 shares of Series B Preferred Stock, which are convertible into 6,222 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,287.3707 shares of Series B Preferred Stock, which are convertible into 232,873,707 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                  Page 13 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Darrin Prescott
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      175,483(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,049,190(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Consists of (i) 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,287.3707 shares of Series B Preferred Stock, which are convertible into 232,873,707 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, and a warrant to purchase
0.6222 shares of Series B Preferred Stock, which are convertible into 6,222 shares of Common Stock. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, and a warrant to purchase
0.6222 shares of Series B Preferred Stock, which are convertible into 6,222 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,287.3707 shares of Series B Preferred Stock, which are convertible into 232,873,707 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                  Page 14 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael Paley
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      175,483(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,049,190(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Consists of (i) 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,287.3707 shares of Series B Preferred Stock, which are convertible into 232,873,707 shares of Common Stock, beneficially owned by others that are subject to the Securityholders, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, and a warrant to purchase
0.6222 shares of Series B Preferred Stock, which are convertible into 6,222 shares of Common Stock. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, and a warrant to purchase
0.6222 shares of Series B Preferred Stock, which are convertible into 6,222 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,287.3707 shares of Series B Preferred Stock, which are convertible into 232,873,707 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                  Page 15 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Daniel D. Witcher
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      179,803(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,049,190(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Consists of (i) 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,287.3707 shares of Series B Preferred Stock, which are convertible into 232,873,707 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, and a warrant to purchase
0.6222 shares of Series B Preferred Stock, which are convertible into 6,222 shares of Common Stock. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 16.9261 shares of Series B Preferred Stock, which are convertible into 169,261 shares of Common Stock, and a warrant to purchase
0.6222 shares of Series B Preferred Stock, which are convertible into 6,222 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,287.3707 shares of Series B Preferred Stock, which are convertible into 232,873,707 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                  Page 16 of 31 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Patricia Mackey
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             -0-

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(1)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      43,875(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        233,044,529(3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        79.1%(4)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
(1) Consists of (i) 4.2314 shares of Series B Preferred Stock which are convertible into 42,314 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,300.0654 shares of Series B Preferred Stock, which are convertible into 233,000,654 shares of Common Stock beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(2) Consists of 4.2314 shares of Series B Preferred Stock which are convertible into 42,314 shares of Common Stock, and a warrant to purchase 0.1561 shares of Series B Preferred Stock, which are convertible into 1,561 shares of Common Stock beneficially owned by the Reporting Person. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(3) Consists of (i) 4.2314 shares of Series B Preferred Stock, which are convertible into 42,314 shares of Common Stock, and a warrant to purchase 0.1561 shares of Series B Preferred Stock, which are convertible into 1,561 shares of Common Stock, beneficially owned by the Reporting Person and (ii) 23,300.0654 shares of Series B Preferred Stock, which are convertible into 233,000,654 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(4) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                  Page 17 of 31 Pages
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $0.001 par value ("COMMON STOCK"), of Trueyou.com, Inc. (the "Issuer"), which is a corporation organized under the laws of Delaware. The Issuer's principal executive offices are located at 501 Madison Avenue, Suite 407, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUD

     This statement is being filed by Seapine Investments, LLC ("SEAPINE"), Andrew D. Lipman, Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust, Thomas C. Kidd Trust, Sand Dollar Partners, L.P. ("SDLP"), Richard Rakowski, DeBiasi Family Limited Partnership ("DFLP"), Clarice Webb, Claudine Singer, Darrin Prescott, Michael Paley, Daniel D. Witcher, Patricia Mackey (the "KCO AFFILIATES") and FCPR L Capital, represented by L Capital Management SAS ("L CAPITAL") (collectively, the "REPORTING PERSONS") in connection with the Amended and Restated Securityholders Agreement, dated December 20, 2005 (the "SECURITYHOLDERS AGREEMENT"), among the Reporting Persons. Pursuant to the Securityholders Agreement, the Reporting Persons agreed to vote all the shares of Series B Preferred Stock of the Issuer owned by them for specified nominees as directors of the Issuer. The Reporting Persons are making a joint filing pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT"). An agreement among the Reporting Persons with respect to the filing of this statement and the Securityholders Agreement are attached hereto as Exhibit 1 and 3, respectively.

     Richard Rakowski is the Chairman and Chief Executive Officer of the Issuer, which is a business platform that offers fully integrated appearance enhancement services and scientifically tested beauty products. He is also a principal of Kidd & Company, LLC, an investment firm existing under the laws of Connecticut ("KCO"). The business address of Mr. Rakowski is c/o Advanced Aesthetics, 501 Madison Avenue, Suite 407, New York, NY 10022. Mr. Rakowski is a citizen of the United States of America.

     Andrew D. Lipman is a director of the Issuer and a principal of KCO. The business address of Mr. Lipman is c/o Advanced Aesthetics, Inc., 501 Madison Avenue, Suite 407, New York, NY 10022. Mr. Lipman is a citizen of the United States of America.

     Claudine Singer, Michael Paley and Daniel D. Witcher are principals of KCO. The name and present business address of KCO and present principal occupation and citizenship of each principal of KCO are set forth on Schedule A attached hereto.

     Claire Webb and Patrice Mackey are employees of KCO. Their business address is c/o Kidd & Company, LLC, 10 Glenville Street, Greenwich, CT 06831. Ms. Webb and Ms. Mackey are citizens of the United States of America.

     Seapine is a limited liability company existing under the laws of Connecticut. The principal business of Seapine is that of an investment limited partnership. Carla Kidd, a U.S. citizen, is the sole member of Seapine. The business address of Seapine and Carla Kidd is c/o Kidd & Company, LLC, 10 Glenville Street, Greenwich, CT 06831

CUSIP No. 897876108                     13D                  Page 18 of 31 Pages
--------------------------------------------------------------------------------

     Darrin Prescott, a citizen of the United States of America, is employed by The FMR Group, LLC. The principal business address of Mr. Prescott and The FMR Group, LLC is The Landmark Square Center, Six Landmark Square, Suite 400, Stamford, CT 06901.

     The Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust and Thomas C. Kidd Trust are Connecticut trusts. The trustee of the Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust and Thomas C. Kidd Trust is Mr. Edward R. Mandell, whose principal place of business is c/o Troutman Sanders LLP, 405 Lexington Avenue, New York, NY 10174. Mr. Mandell is a citizen of the United States of America.

     DeBiasi Family Limited Partnership ("DFLP") is a limited partnership existing under the laws of the state of Georgia. The principal business of DFLP is that of an investment limited partnership. The general partners of DFLP are Gerard DeBiasi and Patrice Ann Reiling. The business address of DFLP, Mr. DeBiasi and Ms. Reiling is c/o Kidd & Company, LLC, 10 Glenville Street, Greenwich, CT 06831. Mr. DeBiasi and Ms. Reiling are citizens of the United States of America.

     Sand Dollar Partners, L.P. ("SDLP") is a limited partnership existing under the laws of the state of Delaware. The principal business of SDLP is that of a family investment limited partnership. The limited partners of SDLP are Jessica Effress and the Richard J. Effress Family Trust, a Delaware trust. The general partner of SDLP is Sand Dollar Partners, LLC, a family investment firm existing under the laws of Delaware. The members of Sand Dollar Partners, LLC are Jessica Effress, the managing member and majority owner, and Richard J. Effress. The principal business address of SDLP, Sand Dollar Partners, LLC, Mr. Effress and Ms. Effress is c/o Richard Effress, 8545 Avenida de las Ondas, La Jolla, CA 92037. Mr. Effress and Ms. Effress are citizens of the United States of America. Mr. Edward R. Mandell and Ms. Effress are the trustees of the Richard J. Effress Family Trust.

     FCPR L Capital is a private equity fund existing under the laws of France which is managed and represented by L Capital Management SAS, a French societe par actions simplifiee, whose principal business address is 22, avenue Montaigne, 75008 Paris, France (FCPR L Capital, represented by L Capital Management SAS, is referred to herein as "L CAPITAL"). L Capital's principal business is the ownership of interests in companies or funds that invest in companies in the luxury products and wines and spirits sectors.

     L Capital is controlled by LV Capital, S.A. ("LV CAPITAL"), whose principal business address is 22, avenue Montaigne, 75008 Paris, France and whose principal business is the ownership of interests in companies in, or the ownership of interests in funds that invest in, the luxury products and wines and spirits sectors. LV Capital is controlled by Flavius Investissements, S.A., a French societe anonyme ("FLAVIUS"), whose principal business address is 22, avenue Montaigne, 75008 Paris, France and whose principal business is the ownership of interests in companies active in the luxury products and wines and spirits sectors. Flavius is controlled by LVMH Finance, S.A., a French societe anonyme ("LVMH FINANCE") whose principal business address is 65, avenue Edouard Vaillant, 92100 Boulogne-Billancourt, France and whose principal business is the ownership of interests in companies active in the luxury products and wines and spirits sectors. LVMH Finance is controlled by LVMH Moet Hennessy Louis Vuitton S.A., a French societe anonyme ("LVMH"), whose principal business is the ownership of interests in companies active in the luxury products and wines and spirits sectors. The principal business address of LVMH is 22, avenue Montaigne, 75008 Paris, France. The name

CUSIP No. 897876108                     13D                  Page 19 of 31 Pages
--------------------------------------------------------------------------------

and present business address, present principal occupation or employment and citizenship of each director and executive officer of L Capital, LV Capital, Flavius, LVMH Finance and LVMH are set forth on Schedule B attached hereto.

     Financiere Jean Goujon S.A. ("FJG"), a French societe anonyme whose principal office and business is located at 11, rue Francois ler, 75008 Paris, France, owns approximately 42.42% of LVMH's share capital, representing approximately 59.52% of the voting rights of LVMH and may be deemed to control LVMH. The principal business of FJG is the ownership of interests in companies active in the luxury products and wine and spirits sectors. FJG is a wholly-owned subsidiary of Christian Dior S.A., a French societe anonyme ("CHRISTIAN DIOR") whose principal office and business is located at 30, avenue Montaigne, 75008 Paris, France. Christian Dior's principal business is the ownership of interests in companies active in, or owning interests in companies active in, the luxury products and wine and spirits sectors. Christian Dior is indirectly controlled by Financiere Agache, a French societe anonyme ("FINANCIERE AGACHE") whose principal office and business is located at 11, rue Francois ler, 75008 Paris, France. Financiere Agache's principal business is the ownership of interests in companies active in, or owning interests in companies active in, the retailing business and the luxury products and wine and spirits sectors. Financiere Agache is itself indirectly controlled by Mr. Bernard Arnault (together with certain members of his family). Mr. Arnault is Chairman of the Board of Directors and Chief Executive Officer of LVMH and is the Chairman of Christian Dior. The names, addresses, occupations and citizenship of the executive officers and directors of each of FJG, Christian Dior and Financiere Agache are set forth on Schedule A hereto.

     During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 20, 2005, the Issuer entered into a Share Exchange Agreement (the "SHARE EXCHANGE AGREEMENT") with Advanced Aesthetics, Inc., a Delaware corporation ("AAI"), and the securityholders of AAI (the "AAI SECURITYHOLDERS"), pursuant to which the AAI Securityholders, including the Reporting Persons, exchanged their securities of AAI for (i) 27,926.4689 newly issued shares of the Issuer's Series B Preferred Stock, par value $0.001 per share (the "SERIES B PREFERRED STOCK"), (ii) 8,452.0222 newly issued shares of the Issuer's Series C Preferred Stock, par value $0.001 per share (the "SERIES C PREFERRED Stock" and together with the Series B Preferred Stock, the "NEW PREFERRED STOCK"), and
(iii) newly issued warrants to purchase 3,970.0363 shares of the Issuer's Series B Preferred Stock. As a result of the consummation of the transactions contemplated by the Share Exchange Agreement, the Reporting Persons beneficially own an aggregate of 23,304.2968 shares of Series B Preferred Stock and a warrant to purchase 427.1805 shares of Series B Preferred Stock, which are convertible into 237,314,773 shares of Common Stock of the Issuer. The Series B Preferred Stock will automatically convert into Common Stock of the Issuer after the Issuer amends its Certificate of Incorporation in order to increase the number of shares of Common Stock it is authorized to issue.

CUSIP No. 897876108                     13D                  Page 20 of 31 Pages
--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Series B Preferred Stock for investment purposes. The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Series B Preferred Stock and/or the underlying shares of Common Stock for investment; (ii) disposing of all or a portion of the Series B Preferred Stock and/or the underlying shares of Common Stock in open market sales, subject to registration, or in privately-negotiated transactions; (iii) acquiring additional securities of the Issuer in the open market or in privately-negotiated transactions; (iv) entering into short sales or other hedging transactions with respect to securities of the Issuer of Common Stock; or (v) entering into one or more transactions which would have the same effect. The Reporting Persons from time to time, review their investments in the Issuer and may conduct, alone or in coordination with each other or the Issuer's management, a strategic review of the Issuer's operations, capitalization, opportunities and competitive position. Based upon such review, the Reporting Persons may consider and may support a variety of transactions, including refinancings, disposal of non-core assets, joint ventures, recapitalizations or other transactions that could alter the Issuer's capital structure or expand or contract its business. In addition, the Reporting Persons may alone, with each other or together with others acquire additional securities of the Issuer by way of open market transactions, privately-negotiated transactions, conversion of indebtedness, tender offers, business combinations or other means or any combination thereof, including transactions by which they alone or with each other or together with others might acquire the entire equity of the Issuer. The Reporting Persons have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons' future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price and availability of the Issuer's Common Stock, the Issuer's business and prospects, developments in the industry in which the Issuer is engaged, other investment and business opportunities available to the Reporting Persons, and general economic, monetary and stock market conditions. In addition, in formulating any plan or proposal with respect to any transaction involving the Issuer, the Reporting Persons may conduct discussions with management of the Issuer.

     On December 20, 2005, concurrently with the closing of the Share Exchange Agreement described in Item 3, the Reporting Persons entered into the Securityholders Agreement, pursuant to which the parties have agreed on restrictions on the transfer of their securities, rights of first offer and tag-along rights as well as preemptive rights. In addition, the parties agreed to vote their shares for specified nominees as directors of the Issuer and provided each other with approval rights for specified transactions of the Issuer.

     At the closing of the Share Exchange Agreement, all of the members of the Board of the Issuer prior to the closing of the Share Exchange Agreement resigned and were replaced by the existing directors of AAI. In addition, at the closing of the Share Exchange Agreement, all of the executive officers of the Issuer prior to the closing of the Share Exchange Agreement resigned and were replaced by the existing officers of AAI.

     Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, as applicable, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 897876108                     13D                  Page 21 of 31 Pages
--------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of December 20, 2005, the Reporting Persons beneficially own an aggregate of 23,304.2968 shares of Series B Preferred Stock and a warrant to purchase 427.1805 shares of Series B Preferred Stock, which are convertible into 237,314,773 shares of Common Stock.

     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

     (c) Pursuant to the Share Exchange Agreement, on December 20, 2005 the AAI Securityholders exchanged their securities of AAI for newly issued securities of the Issuer. As a result of the transactions contemplated by the Share Exchange Agreement, the Reporting Persons beneficially own an aggregate of 23,304.2968 shares of Series B Preferred Stock and a warrant to purchase 427.1805 shares of Series B Preferred Stock, which are convertible into 237,314,773 shares of Common Stock of the Issuer.

     (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Persons.

     (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Items 3 and 4 hereof is incorporated herein by reference.

     Pursuant to the Share Exchange Agreement, on December 20, 2005, the Issuer assumed all the obligations of AAI under a Registration Rights Agreement, dated November 25, 2003, between AAI and the Reporting Persons, which governs the rights of the Reporting Persons with respect to the registration of the shares of Common Stock into which their Series B Preferred Stock are convertible. A copy of the Share Exchange Agreement is set forth hereto as Exhibit 2.

     On December 20, 2005, concurrently with the closing of the Share Exchange Agreement described in Item 3, the Reporting Persons entered into the Securityholders Agreement, pursuant to which the parties have agreed on restrictions on the transfer of their securities, rights of first offer and tag-along rights as well as preemptive rights. In addition, the parties agreed to vote their shares for specified nominees as directors of the Issuer and provided each other with approval rights for specified transactions of the Issuer.

     On December 20, 2005, the Reporting Persons entered into an Amended and Restated Share Transfer Agreement (the "SHARE TRANSFER AGREEMENT") with the Issuer, which agreement amended and restated a Share Transfer Agreement, dated June 2, 2004, between AAI and the Reporting Persons. Pursuant to the Share Transfer Agreement, the KCO Affiliates agreed to deliver to an escrow agent a portion of their shares of Series B Preferred Stock (the "ESCROW SHARES"), to be subject to a clawback in favor of L Capital if L Capital does not receive

CUSIP No. 897876108                     13D                  Page 22 of 31 Pages
--------------------------------------------------------------------------------

an investment rate of return of 25% on its investment in the Issuer. The KCO Affiliates also agreed not to sell, transfer, assign or otherwise dispose of any of their Escrow Shares in a manner that would interfere with the rights of L Capital. A copy of the Share Transfer Agreement is attached hereto as Exhibit 4.

     On December 20, 2005, the Reporting Persons entered into an Amended and Restated Escrow Agreement (the "ESCROW AGREEMENT") with Troutman Sanders LLP, as escrow agent (the "ESCROW AGENT"), which agreement amended restated an Escrow Agreement, dated November 25, 2003, by and among AAI, Jenkens & Gilchrist Parker Chapin LLP and the Reporting Persons. Pursuant to the Escrow Agreement the
Reporting Persons appointed the Escrow Agent to act as escrow agent for the Escrow Shares. A copy of the Escrow Agreement is attached hereto as Exhibit 5.

     An agreement among the Reporting Persons with respect to the filing of this
Schedule 13D and any amendments hereto is attached as Exhibit 1.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated December 20, 2005, pursuant to Rule 13d-1(k) of the Exchange Act, among the Reporting Persons with respect to their joint filing of this Statement.

Exhibit 2 Share Exchange Agreement, dated December 20, 2005, by and among Trueyou.com, Inc., Advanced Aesthetics, Inc. and all the securityholders of Advanced Aesthetics, Inc. Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-51158).

Exhibit 3 Amended and Restated Securityholders Agreement, dated December 20, 2005, by and among the Reporting Persons. Incorporated by reference to Exhibit 10.06 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-51158).

Exhibit 4 Amended and Restated Share Transfer Agreement, dated December 20, 2005, by and among the Reporting Persons. Incorporated by reference to Exhibit 10.45 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-51158).

Exhibit 5 Amended and Restated Escrow Agreement, dated December 20, 2005, by and among the Reporting Persons. Incorporated by reference to
               Exhibit 10.05 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-51158).

CUSIP No. 897876108                     13D                  Page 23 of 31 Pages
--------------------------------------------------------------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              L CAPITAL MANAGEMENT SAS

                                              By: /s/ Philippe Franchet
                                                 -----------------------------
                                                    Name:  Philippe Franchet
                                                    Title: Director
                                              Date: December 28, 2005


                                              SEAPINE INVESTMENTS, LLC

                                              By: /s/ Carla G. Kidd
                                                 -----------------------------
                                                    Name:  Carla G. Kidd
                                                    Title: Manager
                                              Date: December 28, 2005


                                              /s/ Andrew D. Lipman
                                              --------------------------------
                                              Name:  Andrew D. Lipman
                                              Date:  December 28, 2005


                                              CATHERINE M. KIDD GRANTOR TRUST

                                              By: /s/ Edward R. Mandell
                                                 -----------------------------
                                                    Name:  Edward R. Mandell
                                                    Title: Trustee
                                                    Date:  December 28, 2005


                                              CARA E. KIDD TRUST

                                              By: /s/ Edward R. Mandell
                                                 -----------------------------
                                                    Name:  Edward R. Mandell
                                                    Title: Trustee
                                                    Date:  December 28, 2005


                                              THOMAS C. KIDD TRUST

                                              By: /s/ Edward R. Mandell
                                                 -----------------------------
                                                    Name:  Edward R. Mandell
                                                    Title: Trustee
                                                    Date:  December 28, 2005

CUSIP No. 897876108                     13D                  Page 24 of 31 Pages
--------------------------------------------------------------------------------


                                              SAND DOLLAR PARTNERS, L.P.

                                              By: /s/ Jessica S. Effress
                                                 -----------------------------
                                                    Name:  Jessica S. Effress
                                                    Title: Managing Member of
                                                           General Partner
                                                    Date:  December 28, 2005


                                                /s/ Richard Rakowski
                                              --------------------------------
                                                    Richard Rakowski
                                                    Date:  December 29, 2005


                                              DEBIASI FAMILY LIMITED PARTNERSHIP

                                              By: /s/  Gerard A. DiBiasi
                                                 -----------------------------
                                                    Name:  Gerard A. DiBiasi
                                                    Title: General Partner
                                                    Date:  December 28, 2005


                                                /s/ Clarice Webb
                                              --------------------------------
                                              Clarice Webb
                                              Date:  December 28, 2005


                                                /s/ Claudine Singer
                                              --------------------------------
                                              Claudine Singer
                                              Date:  December 28, 2005


                                                /s/ Darrin Prescott
                                              --------------------------------
                                              Darrin Prescott
                                              Date:  December 29, 2005


                                                /s/ Michael Paley
                                              --------------------------------
                                              Michael Paley
                                              Date:  December 28, 2005


                                                /s/ Daniel D. Witcher
                                              --------------------------------
                                              Daniel D. Witcher
                                              Date:  December 28, 2005


                                                /s/ Patricia Mackey
                                              --------------------------------
                                              Patricia Mackey
                                              Date:  December 28, 2005

CUSIP No. 897876108                     13D                  Page 25 of 31 Pages
--------------------------------------------------------------------------------

                           SCHEDULE A TO SCHEDULE 13D
                           --------------------------

The names of the principals of Kidd & Company, LLC and their present principal occupations are set forth below. Unless otherwise indicated in this Schedule, each individual is a citizen of the United States and the business address of each person is the address of the Issuer.

                               KIDD & COMPANY, LLC
                               10 Glenville Street
                               Greenwich, CT 06831

Name                                          Present Principal Occupation
----                                          ----------------------------

William J. Kidd                               Principal

James Benedict                                Principal

Francis X. Buckman                            Principal

Gerard A. Debiasi                             Principal

Andrew D. Lipman                              Principal, Director of the Issuer

Richard Rakowski                              Principal, Chairman and Chief
                                              Executive Officer of the Issuer

Michael Paley                                 Principal

Daniel Richardson                             Principal

Claudine Singer                               Principal

Daniel D. Witcher                             Principal

CUSIP No. 897876108                     13D                  Page 26 of 31 Pages
--------------------------------------------------------------------------------

                           SCHEDULE B TO SCHEDULE 13D
                           --------------------------

The names of the members of the boards of directors and Executive Officers of L Capital, LV Capital, Flavius, LVMH Finance, LVMH, FJG, Christian Dior and Financiere Agache and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the French Republic and the business address of each person is the address of the respective company with which such person is associated.


                            L CAPITAL MANAGEMENT SAS
                              22, avenue Montaigne
                               75008 Paris, France

Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------

Daniel Piette                                 President of L Capital Management
President, Executive committee member

Yves Fourchy                                  CEO of L Capital Management
CEO, Executive committee member

Jean Cailliau                                 Director of L Capital Management
Executive committee member

Philippe Franchet                             Director of L Capital Management
Executive committee member

Lucio Ranaudo                                 Director of L Capital Management
Executive committee member


                                LV CAPITAL, S.A.
                              22, avenue Montaigne
                               75008 Paris, France

Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------

Daniel Piette                                 President of L Capital Management
Chairman and CEO

Delphine SAS, represented by Bernard Kuhn     Delphine SAS is a subsidiary of LVMH

LVMH Finance, S.A., represented by Patrick    LVMH Finance, S.A. is a wholly-owned subsidiary of LVMH
Houel

Ufipar SA, represented by Bernard Rolley      Ufipar is a wholly-owned subsidiary of LVMH

CUSIP No. 897876108                     13D                  Page 27 of 31 Pages
--------------------------------------------------------------------------------


                          FLAVIUS INVESTISSEMENTS, S.A.
                              22, avenue Montaigne
                               75008 Paris, France

Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------
Daniel Piette                                 President of L Capital  Management
Chairman and CEO

Delphine SAS, represented                     Delphine SAS is a subsidiary of LVMH
by Bernard Kuhn

LVMH Finance, S.A.,  represented by           LVMH Finance,  S.A. is a wholly-owned
Jean-Jacques Guiony                           subsidiary  of LVMH

Ufipar SA, represented by                     Ufipar is a wholly-owned subsidiary of LVMH
Olivier  Perouse


                               LVMH FINANCE, S.A.
                           65, avenue Edouard Vaillant
                       92100 Boulogne-Billancourt, France

Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------

Jean-Jacques Guiony                           CFO of LVMH
Chairman and CEO

Antoine Bernheim                              Partner of Lazard LLC, USA
Director, Vice-Chairman                       Chairman of the Board of Generali, Italy

Olivier Perouse                               Moet Hennessy - Finance Department
Director

Caroline Plantefeve                           Moet Hennessy - Legal Department
Director

CUSIP No. 897876108                     13D                  Page 28 of 31 Pages
--------------------------------------------------------------------------------


                     LVMH MOET HENNESSY LOUIS VUITTON, S.A.
                              22, avenue Montaigne
                               75008 Paris, France

Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------
Bernard Arnault                               Chairman and CEO of LVMH
Director, Chairman and CEO                    Chairman of Christian Dior
Executive committee member

Antoine Bernheim                              Partner of Lazard LLC, USA
Director, Vice-Chairman                       Chairman of the Board of Generali, Italy

Delphine Arnault                              Director of Loewe, Spain
Director                                      Member of Executive Committee Christian Dior Couture

Jean Arnault                                  Managing Director of Groupe Arnault;
Director, Honorary President                  Deputy Managing Director of Montaigne Participation et
                                              Gestion

Nicolas Bazire                                Managing Director of Groupe Arnault
Director
Executive committee member - Development
and Acquisitions

Antonio Belloni                               Group Managing Director of LVMH
Director, Group Managing Director
Executive committee member
Italian citizen

Nicholas Clive-Worms                          Chairman of the supervisory board of Worms & Cie, France
Director

Diego Della Valle                             Chairman and CEO of Tod's SpA, Italy
Director
Italian citizen

Albert Frere                                  Chairman of the board of directors of Frere -
Director                                      Bourgeois, Belgium
Belgian citizen

Jacques Friedmann                             Chairman of the guidance council of Quai Branly
Director                                      Museum, Paris

Pierre Gode                                   Advisor to the Chairman and CEO of LVMH
Director
Executive committee member

Gilles Hennessy                               Executive Vice President Moet Hennessy, France
Director

Patrick Houel                                 Advisor to the Chairman and CEO of LVMH
Director
Executive committee member

CUSIP No. 897876108                     13D                  Page 29 of 31 Pages
--------------------------------------------------------------------------------



Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------
Arnaud Lagardere                              CEO of Lagardere SCA, France
Director

Sir Charles Powell of Bayswater               Chairman of the board of Directors of Sagitta Asset
Director                                      Management, Great Britain
UK Citizen

Felix G. Rohatyn                              President of LVMH Inc., USA
Director                                      Vice-Chairman of Carnegie Hall, USA
US citizen

Hubert Vedrine                                French Minister of Foregin Affairs, 1997-2002
Director

Edward Brennan                                CEO of DFS, USA
Executive committee member -
Travel Retail
US Citizen

Yves Carcelle                                 Chairman and CEO of Louis Vuitton Malletier, France
Executive committee member -
Fashion and Leather Goods

Jean-Jacques Guiony                           CFO of LVMH
Executive committee member -
Finance

Concetta Lanciaux                             Advisor to the Chairman and CEO of LVMH - Synergies;
Executive committee member -                  Human Resourcse President LVMH-Italy
Synergies,

Pierre Letzelter                              Chairman of Sephora
Executive committee member - Sephora

Christophe Navarre                            Chairman and CEO of Moet Hennessy
Executive committee member -
Wines and Spirits

Philippe Pascal                               CEO of Watches & Jewellery division
Executive committee member -
Watches and Jewelry

Daniel Piette                                 President of L Capital Management
Executive committee member-
Investment Funds

Bernard Rolley                                Vice-President Operations
Executive committee member -
Operations

Pierre-Yves Roussel                           Director of Strategy and Operations
Executive committee member -
Strategy and Operations

CUSIP No. 897876108                     13D                  Page 30 of 31 Pages
--------------------------------------------------------------------------------


                         FINANCIERE JEAN GOUJON, S.A.S.
                              11, rue Francois Ier
                               75008 Paris, France


Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------
Pierre Gode                                   Advisor to the Chairman and CEO of LVMH
Chairman

Antoine Bernheim                              Partner of Lazard LLC, USA
Vice-Chairman                                 Chairman of the Board of Generali, Italy


                              CHRISTIAN DIOR, S.A.
                              30, avenue Montaigne
                               75008 Paris, France

Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------

Bernard Arnault                               Chairman and CEO of LVMH
Director, Chairman

Eric Guerlain                                 Vice-Chairman of Christian Dior
Director, Vice-Chairman

Antoine Bernheim                              Partner of Lazard LLC, USA;
Director                                      Chairman of the Board of Generali, Italy

Denis Dalibot                                 CFO of Christian Dior
Director, CFO

Christian de Labriffe                         Partner of Rothschild & Cie, France
Director

Pierre Gode                                   Advisor to the Chairman and CEO of LVMH
Director

Sidney Toledano                               Chairman and CEO of Christian Dior Couture
Chief Executive Officer

Raymond Wibaux                                Chairman of Financiere Joire Pajot Martin
Director

CUSIP No. 897876108                     13D                  Page 31 of 31 Pages
--------------------------------------------------------------------------------


                             FINANCIERE AGACHE, S.A.
                              11, rue Francois Ier
                               75008 Paris, France


Name and Position Held                        Present Principal Occupation
----------------------                        ----------------------------
Pierre Gode                                   Advisor to the Chairman and CEO of LVMH
Director, President and CEO

Denis Dalibot                                 CFO of Christian Dior
Director, Assistant CEO

Jean Arnault                                  Chairman and CEO of Omnium Lyonnais d'Etude,
Director                                      France

Sir Charles Powell of Bayswater               Chairman of the Board of Directors of Sagitta Asset
Director                                      Management, Great Britain

Montaigne Finance, represented by
Pierre de Andrea Director

Groupe Arnault SAS, represented by
Nicolas Bazire
Director